Jaime L. Chase T: +1 202 728 7096 jchase@cooley.com	VIA EDGAR

September 14, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4546
Washington, D.C. 20549

Attn:	Tracie Mariner
Jeanne Baker
Margaret Schwartz
Joseph McCann
Re:	Liminal BioSciences Inc.
Registration Statement on Form F-1
Filed August 13, 2020
File No. 333-245703

Ladies and Gentleman:

On behalf of our client, Liminal BioSciences Inc. (the “Company”), we are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 24, 2020 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form F-1 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing an amendment to the Company’s Registration Statement on Form F-1 (“Amendment No. 1”) with the Commission.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 1.

Registration Statement on Form F-1, Filed August 13, 2020

Summary, page 1

1.

Please revise the disclosure on page 1 concerning the status of fezagepras to highlight the disclosure on page 53 that you are currently reviewing the most appropriate indications for fezagepras and that future trials are only expected after you have established the optimal dose level based on the results of your planned Phase 1 multiple ascending dose trial.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Amendment No. 1.

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2.	Please revise your disclosure on page 1 to explain the term "PDUFA."

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of Amendment No. 1.

3.

With reference to the disclosure added to pages 57 and 68 concerning OXER1, please file all material contracts related to your recent Fairhaven Pharmaceuticals Inc. acquisition, including the acquisition agreement, the private placement and secured convertible debenture agreements, or explain to us why these contracts are not required to be filed pursuant to Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company has filed with Amendment No. 1 the following agreements related to the Fairhaven Pharmaceuticals Inc. acquisition (the “Acquisition”): (i) as Exhibit 4.6, the Share Purchase Agreement, dated as of July 17, 2020 and (ii) as Exhibit 4.7, the Form of Secured Convertible Debenture, dated as of July 17, 2020.

The Company respectfully advises the Staff that it does not believe the Amended and Restated License Agreement with The Royal Institution for the Advancement of Learning/McGill University and Florida Institute of Technology, Inc. referenced in the Staff’s comment 8 below (the “License Agreement”), which was entered into concurrently with the Acquisition, is a material contract under Item 601(b)(2) or (10) of Regulation S-K. This conclusion is based on a number of factors, including that the intangible assets subject to the License Agreement relate to an early-stage preclinical program that includes a potential product candidate that is not currently part of the Company’s proposed product pipeline. Further, even if the Company engages in clinical development efforts related to these intangible assets, and assuming these efforts are successful and proceed expeditiously, the Company believes that it will be years before any products arising from the patents covered by the License Agreement could result in net sales to the Company and thereby trigger the payment of royalties by the Company pursuant to the License Agreement.

For the foregoing reasons, including this long timeline and the uncertainty regarding whether royalty payments, if any, under the License Agreement would be material to the Company, the Company has concluded that the License Agreement is not required to be filed at this time. If the License Agreement does become material to the Company at a later time, then the Company will file it as an exhibit to the appropriate periodic report at such time.

4.

With reference to your risk factor disclosures, please revise the Summary to highlight the risk that you presently do not have sufficient funds to continue operating for the next twelve months and that your June 30, 2020 financials have been prepared on a going concern basis.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No. 1.

Business

Fezagepras, page 58

5.

Please revise to identify the toxicity animal studies of fezagepras which you believe support a maximum daily dose of up to 2,400 mg in humans. Revise, as applicable, to ensure that the Business section discusses each of the studies that you reference.

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In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and 59 of Amendment No. 1.

Fezagepras for the Treatment of Fibrosis related Kidney Disease, page 66

6.	Please revise your disclosure on page 67 to state the number of participants in the study and to describe the most frequent TEAEs reported.

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of Amendment No. 1.

7.

The graphic on the right side of Figure 1 on page 67 appears to be illegible and cropped at the top. Please replace the graphic or describe the information it presents. Please also explain what the asterisks indicate in these Figure 1 graphics.

In response to the Staff’s comment, the Company has revised the graphics on page 68 of Amendment No. 1.

License, Manufacturing, Supply and Royalty Agreements, page 74

8.

We note the description of the Amended and Restated License Agreement with The Royal Institution for the Advancement of Learning/ McGill University and Florida Institute of Technology, Inc. on page 76. Please revise to discuss the technology covered by the amended and restated license and to clarify, if true, that this amended and restated license covers the OXER1 antagonist program that you appear to have acquired from Fairhaven Pharmaceuticals.

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 1.

*   *   *   *

Please direct any questions or comments with any questions for further comments regarding our response to the Staff’s comments to either the undersigned at (202) 728-7096, Divakar Gupta at (212) 479-6474 or Richard Segal at (617) 937-2332.

Sincerely, /s/Jaime L. Chase Jaime L. Chase

cc:	Kenneth Galbraith, Liminal BioSciences Inc. Marie Iskra, Liminal BioSciences Inc. Murielle Lortie, Liminal BioSciences Inc. Divakar Gupta, Cooley LLP Richard Segal, Cooley LLP

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